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                                                                    Exhibit 20.1

                             BancFirst Corporation
                              101 NORTH BROADWAY
                         OKLAHOMA CITY, OKLAHOMA 73102


                                 PRESS RELEASE


For Immediate Release: Monday, June 4, 2001
For further information call David E. Rainbolt, CEO, or Joe T. Shockley, Jr., CFO at (405) 270-1086


                        BANCFIRST CORPORATION INCREASES
                           STOCK REPURCHASE PROGRAM

Oklahoma City, OK - BancFirst Corporation (NASDAQ NMS: BANF) today announced an increase in its Stock Repurchase Program. Since November of 1999, when the Program was originally adopted, the Company has repurchased 277,916 shares. At their May meeting, the Company's Board of Directors increased the number of shares authorized to be repurchased under the plan back to the original level of 300,000 shares. The Program will remain in effect until the 300,000 shares are repurchased, which may be over as much as a two to three year period. The stock repurchases may be funded from existing funds, dividends from the Company's subsidiaries, or from borrowings.

BancFirst Corporation is a financial holding company with $2.5 billion in total assets and $206 million in stockholders' equity. At March 31, 2001, it had 8,322,169 shares of common stock outstanding. The Company has 78 banking locations serving 43 communities throughout Oklahoma. Its principal banking subsidiary, BancFirst, is Oklahoma's largest state-chartered bank.